Exhibit 5

[W. R. Berkley Corporation Letterhead]

May 23, 2012

Evercore Partners

55 East 52nd Street

New York, NY 10055

Attention: Greg Brooks

Dear Mr. Brooks:

W. R. Berkley Corporation is pleased to submit this confidential, non-binding indication of interest in a transaction pursuant to which W. R. Berkley Corporation or one or more of its subsidiaries (collectively, “W. R. Berkley”) would acquire the investment management business of Capital Trust, Inc. (the “Company”) as further described below (such contemplated transaction, the “Proposal”).

We are prepared to move expeditiously to complete a transaction and, per your bid instruction letter of May 14, 2012, herein provide our Proposal that includes the following key terms:

Transaction Structure and Consideration. Based upon the financial and other information made available to us, W. R. Berkley proposes to (i) acquire (a) all of the issued and outstanding interests of CT Investment Management Co., LLC (“CTIMCO”), (b) the limited partnership investment in CT Opportunity Partners I, L.P. (“CTOPI”) (including undrawn capital commitment with respect thereto) held by a subsidiary of the Company, (c) CTIMCO’s member interest in CT High Grade Partners II, LLC (“CT High Grade”) (including CTIMCO’s undrawn capital commitment with respect thereto) and (d) the preferred shares issued by the issuer of each CDO managed by CTIMCO to the extent held by direct or indirect subsidiaries of the Company and (ii) assume the Company’s lease for office space at 410 Park Avenue, New York, New York 10022. In addition, in connection with the transaction, W.R. Berkley would either assume the existing CTOPI cash-based performance awards and the long-term cash-based performance awards relating to the Company’s legacy REIT assets or provide holders thereof with new awards or arrangements with substantially similar economics thereto in lieu of such existing performance awards. W. R. Berkley proposes to acquire the forgoing for total consideration of between $25 million and $30 million (the “Purchase Price”), payable in cash, subject to the adjustments described below.

W. R. Berkley would be willing to discuss alternatives to this proposed transaction structure which would permit W. R. Berkley to acquire substantially the same assets and be mutually beneficial to W. R. Berkley and the Company from a tax perspective.

Purchase Price Adjustments. As part of the transaction, at closing W. R. Berkley would expect that CTIMCO would have an amount of tangible member’s equity consistent with the financial statements, business plan and projections provided by the Company to W. R. Berkley. Based on information received to date, W. R. Berkley believes that this figure would be $7.5 million. At closing, W. R. Berkley would increase the Purchase Price on a dollar-for-dollar basis by the amount of any excess tangible member’s equity above the mutually agreed upon target tangible member’s equity. Conversely, W. R. Berkley would expect a reduction in the Purchase Price on a dollar-for-dollar basis for any shortfall in the mutually agreed upon target tangible member’s equity.

Additionally, to the extent that the Company funds any portion of its uncalled capital commitment to CTOPI for purposes of funding investments prior to the closing, W. R. Berkley is willing to increase the Purchase Price in an amount equal to the book value of such additional investments made measured consistently with past practice at the time of the closing. To the extent that the Company funds any portion of its uncalled capital commitment to CTOPI for any other purpose consistent with its current funding obligations, W. R. Berkley is willing to increase the Purchase Price by such aggregate amount.

Key Assumptions: This Proposal is based on, among other things, the information the Company has previously provided to W. R. Berkley and certain of W. R. Berkley’s own assumptions, including:

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The accuracy of (i) the projections provided to W. R. Berkley by the Company, (ii) the unaudited, March 31, 2012 financial statements of CTIMCO provided by the Company to W. R. Berkley and (iii) the other information provided to W. R. Berkley by the Company and in the on-line data room as of the date hereof;

•	The right and approvals of CTIMCO to continue to manage the investment funds and CDOs it currently manages following a transaction with W. R. Berkley;

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The willingness of the Company to allow CTIMCO to continue to manage the Company’s legacy REIT assets following a transaction with W. R. Berkley and the negotiation and execution of a definitive agreement to such effect;

•	The right and approvals of CTIMCO to retain its special servicer status as of the closing with respect to certain assets it currently serves as special servicer with respect thereto; and

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Except as provided in the definitive documents, any agreements or arrangements between CTIMCO and its direct or indirect subsidiaries on one hand, and the Company and its other direct or indirect subsidiaries on the other hand, will be terminated.

Management Structure: W. R. Berkley has a history of empowering management teams to operate within a decentralized structure within the W. R. Berkley family and understands the importance of the current CTIMCO management team to the success of its businesses. Given our future objectives for CTIMCO, we would expect to retain the services of CTIMCO’s employees as part of any transaction and operate CTIMCO on a stand-alone basis following the closing of such transaction.

Sources of Financing and Conditions to Closing: W. R. Berkley intends to fully fund the Purchase Price from internally generated funds and thus the closing of the transaction would not be conditioned on the receipt of financing. Consummation of the closing of the transaction would be conditioned on the following:

•	Negotiation of definitive transaction agreements acceptable to W. R. Berkley;

•	Review and approval by W. R. Berkley of disclosure schedules to be provided by the Company in connection with the definitive transaction agreements;

•	Negotiation and execution of satisfactory employment agreements or entrance into mutually acceptable long-term incentive arrangements with selected key employees of CTIMCO;

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The receipt of all applicable regulatory and contractual approvals (including the requisite consent of investors and/or independent directors, as agreed in the definitive documentation, in all CTIMCO managed funds and CDOs);

•	The absence of a material adverse change in the business, operations, assets or condition (financial or otherwise) of CTIMCO through the closing date;

•	No material diminution in value of the CTOPI limited partnership interest or CT High Grade member interest; and

•	Other customary closing conditions for a transaction of this type.

Definitive Documents: The Proposal will be reflected in a definitive purchase agreement acceptable to W. R. Berkley and the Company and containing representations, warranties, covenants and indemnities customary for a transaction of this nature and an escrow in order to support the Company’s agreed upon indemnification obligations. Additionally, W. R. Berkley expects that certain key employees will agree to employment agreements or long-term incentive arrangements concurrently with the execution of the purchase agreement and the Company will enter into other ancillary documents related to the transactions.

Due Diligence Requirements: W. R. Berkley does not expect that its additional due diligence review of CTIMCO, CTOPI or CT High Grade will unduly delay the execution of a definitive agreement with respect to the Proposal. However, W. R. Berkley reserves the right to finalize its due diligence during the period of negotiation of a definitive agreement, including following its review of the disclosure schedules to be provided in connection therewith.

Required Approval: Except for the conditions to closing described above, W. R. Berkley does not believe that any additional approvals will be required to consummate the Proposal. Specifically, W. R. Berkley has obtained all requisite internal approvals necessary to proceed with the Proposal.

Timing: We are prepared to move expeditiously to negotiate and execute definitive documents with respect to the Proposal and believe this could be accomplished over the next four weeks. The timing of the closing of the transaction would be dependent upon the timing of the satisfaction of the closing conditions, including the receipt of each necessary regulatory, contract or other approval.

Exclusivity: To the extent that you determine to move forward with the Proposal, and in consideration of the substantial resources we have expended to date and will continue to expend in order to negotiate a definitive agreement, we would expect that you would enter into an appropriate exclusivity arrangement with us of thirty days.

Expenses: Whether or not the transactions contemplated hereby are consummated, W. R. Berkley and the Company shall each pay its own fees and expenses incident to the negotiation, preparation, execution and performance of the Proposal or other transaction agreed to, including attorneys’, accountants’ and other advisors’ fees and the fees and expenses of any agent, broker, finder, investment banker, financial advisor or agent retained by such party in connection therewith.

Non-Binding: This letter constitutes only a general, non-binding preliminary indication of interest on the part of W. R. Berkley and is not intended to, and does not, create a legally binding commitment or any obligation, right or liabilities of any nature whatsoever, on the part of W. R. Berkley or the Company. Unless and until a final definitive agreement providing for the Proposal or other transaction has been executed and delivered, none of W. R. Berkley, the Company or any of their respective affiliates is or will be under any legal obligation of any kind whatsoever with respect to the Proposal or other transaction by virtue of any written or oral expression relating to such a transaction by any such party or any of its shareholders, directors, officers, employees, representatives, advisor or agents or by virtue of this non-binding indication of interest. In addition, W. R. Berkley may, now or in the future, consider transactions or business ideas similar to the transactions contemplated by this non-binding indication of interest, either alone or with other third parties, and nothing in this non-binding indication of interest shall prevent W. R. Berkley from pursuing any such transaction or business ideas or pursuing businesses similar to or related to the transaction contemplated hereby.

Advisors: Any questions with respect to this Proposal should be directed to:

Richard Baio

Vice President – Treasurer

W. R. Berkley Corporation

475 Steamboat Road

Greenwich, Connecticut 06830

(203) 629-3000

rbaio@wrberkley.com

In addition, our legal advisors may be contacted as follows:

Mark Cognetti

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8968

mcognetti@willkie.com

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W. R. Berkley is extremely excited about the prospects of this Proposal and looks forward to working with the Company to move this transaction to a quick signing and closing. Please call us with any questions regarding this Proposal.

Sincerely,

/s/ Richard Baio
Richard Baio Vice President – Treasurer W. R. Berkley Corporation

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